Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

KVH Industries, Inc.:

We consent to the use of our reports dated March 15, 2007 with respect to the consolidated balance sheets of KVH Industries, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006, Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.

Our reports included an explanatory paragraph regarding the application of Statement of Financial Accounting Standards No. 123(R), “Share Based Payment.”

/s/ KPMG LLP

Providence, Rhode Island
March 16, 2007